Filed by MarkWest Energy Partners, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Exchange Act of 1934

Subject Company: MarkWest Energy Partners, L.P.

Commission File No.: 001-31239

The following information was made available to MarkWest Energy Partners, L.P.’s employees on August 18, 2015.

Employee Questions about the MPLX LP and MarkWest Energy Partners, L.P. Strategic Combination

August 18, 2015

1.              Benefits

a.              General

i.                  How do the benefits compare — will there be a change?

1.              It is anticipated that MarkWest benefits will remain the same for 2015. It is also anticipated that MarkWest employees will transition into Marathon Petroleum Company LP’s (Marathon Petroleum) benefit programs effective as of January 1, 2016.

ii.               Does MPLX have their own company policies and benefits or do they follow Marathon Petroleum’s company policies and benefits? When will we be provided a package concerning benefits?

1.              Employees who provide services for the assets in MPLX are actually employees of a wholly owned subsidiary of Marathon Petroleum, and the costs for their services are charged to MPLX.  Therefore, they participate in Marathon Petroleum’s company policies and benefit plans.

2.              We are finalizing the details for a team of employees from Marathon Petroleum and MarkWest Human Resources to visit our larger sites in September to provide information on the Marathon Petroleum plans and programs that will be relevant to employees.  For those employees who are unable to attend a live meeting, webcasts will be available.  The Marathon Petroleum benefit plans in which you will participate are to be comparable in the aggregate to the benefit plans in which you are currently participating.

iii.            Will our “years of service” start over?

1.              No.  Marathon Petroleum will recognize the accredited service recognized by MarkWest for participation in their plans.

iv.           Will our earned vacation time change?

1.              Additional details regarding vacation and other benefit changes will be provided in the September meetings.  However, your service credit recognized for participation in MarkWest’s vacation plan will be recognized under Marathon Petroleum’s vacation plan.

v.              Will we still have a 90/10 health plan with $1,000 (per family) put into the HSA each year?

1.              Health plan details will be provided in the September meetings.  Marathon Petroleum has an HSA option under its Health Plan, the details of which will be communicated in these meetings.

b.              Retirement

i.                  Does Marathon Petroleum’s 401(k) plan apply to MPLX? Also, will the employer match and vesting under Marathon Petroleum’s 401(k) plan apply to MarkWest employees who become MPLX employees?

1.              The employees who provide service to MPLX participate in the Marathon Petroleum benefit plans.  Anyone participating in the Marathon Petroleum Thrift Plan (i.e., Marathon Petroleum’s 401(k) Plan) would follow the rules of that plan. Employees will receive credit for their years of service with, and recognized by, MarkWest under the Marathon Petroleum Thrift Plan for all purposes, including for vesting purposes.

ii.               Will our 401(k) match change?

1.              Detailed information will be provided in the September meetings.

iii.            Will we need to do anything to roll-over our 401(k) account to a new plan or will it be done for us?

1.              It is anticipated that it will be done for you when the MarkWest 401(k) Plan merges into the Marathon Petroleum Thrift Plan. Additional information about this will be provided in the September meetings.

iv.           Is there a cash benefit retirement (pension) program at Marathon Petroleum in addition to the 401(k) plan?

1.              Yes.  Marathon Petroleum currently has a cash balance retirement (pension) plan.  Additional information about this and other benefit plans will be provided in the September meetings.

2.              Compensation

a.              General

i.                  How does the pay compare — will there be a change?

1.              The merger agreement provides that for a period of one year following the effective date of the merger, initial base salaries and hourly wages will be comparable to those provided to similarly situated employees of MPLX, but at a minimum will be the same as or no less favorable than the existing base salaries and hourly wages provided to you prior to the effective date of the merger.

b.              Bonus Program

i.                  How does the bonus program change, if at all? What will the bonus structure and long-term incentive plan look like going forward?

1.              If bonus and long-term incentive payments/awards are approved by the Board of Directors for 2015, they will be made in accordance with the terms of the current MarkWest plans. Details of the bonus program for 2016 have not been finalized; however, as stated in the merger agreement, benefit plans, including incentive-based compensation, are to be at least comparable in the aggregate to the benefit plans in effect prior to the effective date of the merger.

ii.               Will MarkWest employees who are part of the long-term incentive program receive pro-rated MarkWest units for 2015 prior to the completion of the merger?

1.              No.  Grants approved and awarded for 2015 performance will be based on your full year’s earnings (both before and after the merger), not pro-rated. If approved by the applicable board, equity-based awards of Marathon Petroleum Corporation (MPC) and/or MPLX, which may consist of MPC restricted stock, MPLX phantom units or another form of equity-based award, will be awarded at the beginning of 2016, in accordance with your MarkWest long-term incentive target for 2015.

c.               Units

i.                  Will employees who have been granted MarkWest phantom units continue to receive distributions on unvested MarkWest phantom units or will that cease?

1.              Prior to the effective time of the merger, Distribution Equivalent Rights (DERs) will be paid on MarkWest phantom units in accordance with Board approved cash distributions.  On 7/20/2015, the Board approved payment of $0.92 per MarkWest common unit for Q2 2015. Therefore, a payment of $0.92 per MarkWest phantom unit was paid through MarkWest payroll on August 14, 2015.

2.              Because MarkWest phantom units will have vested and been converted to common units by the effective time of the merger (see below), the DERs with respect to the MarkWest phantom units will cease at the point of conversion. Any phantom units granted by MPLX to employees will have DERs, but they are not paid until the phantom units are vested and paid.

ii.               How will MarkWest phantom units and common units be treated in terms of cash out and/or transfer to MPLX common units?

1.              Immediately prior to the completion of the merger, MarkWest phantom units will automatically become fully vested and converted into an equivalent number of MarkWest common units. Each MarkWest common unit that is outstanding immediately prior to the effective time of the merger, including the converted MarkWest phantom units, will be converted into the right to receive 1.09 MPLX common units and a one-time cash payment of approximately $3.37.

iii.            At the effective time of the merger, can an employee who holds MarkWest phantom units choose to receive all cash for those units?

1.              No.  In accordance with the merger agreement, each MarkWest common unit, including converted MarkWest phantom units, issued and outstanding as of immediately prior to the effective time of the merger will be converted to MPLX common units at a ratio of 1.09 MPLX common units to 1 MarkWest common unit and a one-time cash payment of approximately $3.37 per MarkWest common unit.

iv.           Will employees who currently hold MarkWest units receive MPC stock instead of MPLX common units as a result of the deal?

1.              Any MarkWest common units outstanding immediately prior to the effective time of the merger, including converted MarkWest phantom units, will be converted to MPLX common units.  Any new long-term incentive awards granted following the effective time of the merger will be granted by MPC and/or MPLX, and may be in the form of phantom units, restricted stock or another form of equity-based award, however, the value of such awards granted in 2016 will be in accordance with your MarkWest long-term incentive target for 2015.

v.              Will employees in the Long Term Incentive plan receive new grants of equity-based awards once the merger closes?

1.              If approved by the applicable board, equity-based awards of MPC and/or MPLX, which may consist of MPC restricted stock, MPLX phantom units or another form of equity-based award, will be awarded at the beginning of 2016, in accordance with your MarkWest long-term incentive target for 2015.

3.              Business

a.              General

i.                  Will MarkWest remain a business entity? Do all contracts with external vendors need to be re-executed under the MPLX name?

1.              MarkWest will become a wholly owned subsidiary of MPLX. MWE will operate as a standalone business within MPLX.  Existing contracts generally do not need to be amended as a result of the merger.

ii.               Will we continue to grow?

1.              There are presentations available on the MarkWest website (www.markwest.com) that provide information about potential growth opportunities that may exist as a result of the MPLX/MarkWest combination.  Visit the web address below and view the 7/20/2015 presentation (under Transaction Documents), beginning on slide 12, for more information.  http://investor.markwest.com/phoenix.zhtml?c=135034&p=irol-merger

iii.            Is this good for our customers?

1.              MarkWest’s vision has been to create the top performing midstream MLP in the industry by consistently providing best-of-class service and relentless pursuit of safe, efficient, and effective solutions for our customers.  This transaction will allow MarkWest, with MPLX and MPC, the opportunity to support its producers through the execution of large scale downstream projects that either party would not have been able to complete on a standalone basis.

iv.           What about the new headcount that has been requested?

1.              At this time there is no change to our current hiring approval process for this year.  The 2016 headcount budget process is currently underway.

v.              Will we have adequate budgets to maintain and improve the MarkWest Facilities?

1.              MarkWest will continue to operate as a standalone business under MPLX.  Safe and efficient operation of our plants will remain a top priority.

vi.           Will employees be able to keep their trucks?

1.              MarkWest will continue to operate as a standalone business under MPLX and we expect MarkWest management will continue to make decisions regarding vehicles.

vii.        Which MarkWest executives will become executives at MPLX?

1.              Per the merger agreement, the following positions will be appointed at MPLX GP LLC immediately following the Closing:

•                  Frank Semple, Executive Vice Chairman

•                  Nancy Buese, Executive Vice President and Chief Financial Officer

•                  John Mollenkopf, Executive Vice President and Chief Operating Officer

•                  Corwin Bromley, Executive Vice President, General Counsel (CLO) and Secretary

•                  Gregory Floerke, Executive Vice President and Chief Commercial Officer

2.              Randy Nickerson will be appointed Executive Vice President, Corporate Strategy, Marathon Petroleum Corporation.

viii.     What is the reporting structure of MPLX executives?

1.              The current MarkWest executive officers that will become officers at MPLX will report to Gary Heminger, Chairman and CEO of MPLX.

ix.           What is the definitive list of Board members and Committee members?

1.              Current members of the MPLX Board of Directors can be found on the MPLX website:  http://www.mplx.com/About_MPLX/Board_of_Directors

2.              Pursuant to the merger agreement, effective immediately following the closing of the merger, two directors of MarkWest’s general partner will become members of the MPLX Board of Directors.

x.              Will Denver be the official headquarters for all of the MPLX assets or just the MarkWest portion?

1.              MarkWest will be a wholly owned subsidiary of MPLX. Marathon Petroleum is committed to a significant presence in Denver.   The MarkWest business will be managed out of its Denver, Colorado headquarters.

xi.

xii.        Will the MPLX name be retained or will MarkWest become the name of the merged MLP?

1.              MarkWest will be a wholly owned subsidiary of MPLX and will continue to operate as a standalone company. Both names will continue.

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Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements.” All statements other than statements of historical facts included or incorporated herein may constitute forward-looking statements that involve a number of risks and uncertainties.  These statements may include statements regarding the proposed acquisition of the MarkWest Energy Partners, L.P. (the “Partnership”) by MPLX, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and any other statements regarding the Partnership’s and MPLX’s future operations, anticipated business levels, future earnings and distributions, planned activities, anticipated growth, market opportunities, strategies and competition. All such forward-looking statements involve estimates and assumptions that are subject to a number of risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied in such statements. Factors that could cause or contribute to such differences include: factors relating to the satisfaction of the conditions to the proposed transaction, including regulatory approvals and the required approval of the Partnership’s unitholders; the parties’ ability to meet expectations regarding the timing and tax treatment of the proposed transaction; the possibility that the combined company may be unable to achieve expected synergies and operating efficiencies in connection with the transaction within the expected time-frames or at all; the integration of the Partnership being more difficult, time-consuming or costly than expected; the effect of any changes resulting from the proposed transaction in customer, supplier and other business relationships; general market perception of the proposed transaction; exposure to lawsuits and contingencies associated with MPLX; the ability to attract and retain key personnel; prevailing market conditions; changes in the economic and financial conditions of the Partnership and MPLX; uncertainties and matters beyond the control of management; and the other risks discussed in the periodic reports filed with the Securities and Exchange Commission (SEC), including the Partnership’s and MPLX’s Annual Reports on Form 10-K for the year ended December 31, 2014 and the Partnership’s Report on Form 10-Q for the quarter ended June 30, 2015. The forward-looking statements should be considered in light of all these factors.  In addition, other risks and uncertainties not presently known to the Partnership or MPLX or that the Partnership or MPLX considers immaterial could affect the accuracy of the forward-looking statements.   The reader is cautioned not to rely unduly on these forward-looking statements. The Partnership and MPLX does not undertake any duty to update any forward-looking statement except as required by law.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed acquisition of the Partnership by MPLX. In connection with the proposed acquisition, the Partnership and MPLX intend to file relevant materials with the SEC, including MPLX’s registration statement on Form S-4 that will include a joint proxy statement/prospectus. Investors and security holders are urged to read all relevant documents filed with the SEC, including the proxy statement/prospectus when they become available, because they will contain important information about the proposed transaction. Investors and security holders are able to obtain the documents (once available) free of charge at the SEC’s website, http://www.sec.gov, or for free from the Partnership by contacting Investor Relations by phone at 1-(866) 858-0482 or by email at investorrelations@markwest.com or for free from MPLX LP at its website, http://ir.mplx.com, or in writing at 200 E. Hardin Street, Findlay, Ohio 45840, Attention: Corporate Secretary.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or securityholder.  However, the Partnership and its directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of Partnership common units with respect to the proposed transaction. Information about the Partnership’s directors and executive officers is set forth in the proxy statement for the Partnership’s 2015 Annual Meeting of Common Unitholders, which was filed with the SEC on April 23, 2015 and the Partnership’s current reports on Form 8-K, as filed with the SEC on May 5, 2015, May 19, 2015 and June 8, 2015.  Information about MPLX’s directors and executive officers is available in MPLX’s Annual Report on Form 10-K filed with the SEC on February 27, 2015 and MPLX’s current report on Form 8-K, as filed with the SEC on March 9, 2015.  To the extent holdings of Partnership securities have changed since the amounts contained in the proxy statement for the Partnership’s 2015 Annual Meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.  Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the acquisition (once available).  These documents (when available) may be obtained free of charge from the SEC’s website http://www.sec.gov, or from the Partnership and MPLX using the contact information above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.